August 1, 2005

Mail Stop 3561

 BY U.S. Mail and Facsimile [ 011-30-210-42-82-628 ]

 Mr. Christopher J. Georgakis
   President and Chief Executive Officer
 EXCEL MARITIME CARRIERS LTD.
 67 Akti Miaouli Street
 18537 Piraeus, Greece

 	Re:	Excel Maritime Carriers Ltd.
 		Form 20-F for Fiscal Year Ended December 31, 2004
 		Filed June 29, 2005
 		File No. 1-10137

Dear Mr. Georgakis:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Christopher J. Georgakis
Excel Maritime Carriers Ltd.
August 1, 2005
Page 2

FORM 20-F (Fiscal Year Ended December 31, 2004)

Operating and Financial Review and Prospects

1. From disclosure in your filing, it appears all of your acquired vessels, including those acquired subsequent to December 31, 2004, are second hand vessels that are revenue producing assets. Please clarify, supplementally and in your filings, whether any of the newly acquired vessels have associated voyage or time charter agreements under contract with the Selling entity that you will assume, and whether or not the operation of these second hand vessels were used by the Selling entity in a similar commercial and technical management structure as yours. Please note that we would consider each such vessel acquisition separately on a facts and circumstances basis before concluding that an asset had been acquired, as opposed to a business.

Results of Operations
Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended
December 31, 2003

2. We note the substantial increase in your revenues during fiscal 2004 as compared to fiscal 2003. We further note that there was no correlating increase in voyage costs or vessel operating expenses. In future filings, please further describe in detail why revenue, by charter type, increased with no offsetting increase in the related costs. Disclose the percentage or amount of your revenue generated from time charters, spot charters, and voyage charters for each year in which statements of income are presented and further disclose why each charter generated more or less revenue than the other during the period. Disclose in this section the number of charter hires during the period for each revenue charter type as compared to the prior year. Also, explain which drybulk cargoes contributed to the increased shipments in Asia and China and, explain the factors that caused the average TCE rate to increase 119.6% in the current year from this growth.

Summary of Contractual Obligations

3. Due to the significant amount of debt incurred to finance the acquisition of your newly acquired vessels, we believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance. Please include in future filings.




Christopher J. Georgakis
Excel Maritime Carriers Ltd.
August 1, 2005
Page 3

Financial Statements

Note 6. Vessels, net

4. We see that you entered into an agreement to sell Petalis in December 2004. Under SFAS 144, a disposal group to be sold should be classified as held for sale in the period specified by paragraph
30
of the statement. As each vessel appears to be held by a separate subsidiary, supplementally explain why you have not reported the results of operations of Petalis in discontinued operations in accordance with paragraphs 41 through 43 of SFAS 144. We may have further comment upon review of your response.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



Christopher J. Georgakis
Excel Maritime Carriers Ltd.
August 1, 2005
Page 4

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief


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